# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LM FUNDING AMERICA, INC., CIK 0001640384
CUSIP: 502074404
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1200 West Platt Street, Suite 100, Tampa, Florida (FL), 33606
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-25-001380
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 816,600; shared voting power 0; sole dispositive power 816,600; shared dispositive power 0; aggregate amount beneficially owned 816,600 (4.99% of the class)

## Item 1. Issuer
Name of issuer: LM FUNDING AMERICA, INC.
Address of issuer's principal executive offices: 1200 West Platt Street, Suite 100, Tampa, FL 33606

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
816,600

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on August 25, 2025, covering 1,410,790 shares of Common Stock purchased on August 18, 2025. The amounts in Row (5), (7) and (9) include 816,600 warrants to purchase shares of Common Stock. The amounts do not include 900,965 warrants to purchase shares of common stock, which are subject to a 4.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 15,517,988 shares of Common Shares outstanding as of October 7, 2025, based on the Issuer's Prospectus filed under Rule 424(b)(5) with the Securities and Exchange Commission on October 30, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 and the rules thereunder.
Percent of class: 4.99%
Sole power to vote or to direct the vote: 816,600
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 816,600
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (11/14/2025)